January 19, 2006

VIA EDGAR

Abby Adams

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:          Cruzan International, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

Filed December 1, 2005

File No. 001-13453

Schedule 13E-3 Transaction Statement filed by the Company, The Absolut Spirits Company, Inc., V&S Vin Sprit AB (publ) and Cruzan Acquisition, Inc. (together, the “Filing Persons”)

Filed on December 1, 2005

File No. 005-49393

Dear Ms. Adams:

On behalf of the Company, in the case of the above-referenced Preliminary Proxy Statement (the “Proxy Statement”), and on behalf of the Filing Persons in the case of the above-referenced Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), we enclose for filing under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Amendment No. 1 to the Proxy Statement, together with exhibits (the “Amended Proxy Statement”), and Amendment No. 1 to the Schedule 13E-3, together with exhibits (the “Amended Schedule 13E-3”).

The Amended Proxy Statement and the Amended Schedule 13E-3 contain (i) revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the undersigned dated January 5, 2006 (the “Comment Letter”), (ii) certain conforming changes and (iii) revisions made at the request of the Company and/or one or more of the other Filing Persons.  The enclosed text of each of the Amended Proxy Statement and the Amended Schedule 13E-3 has been marked to reflect the changes to each document from the text as initially filed with the Commission on December 1, 2005.

For the Staff’s convenience, comments from the Staff’s Comment Letter are reproduced below with the responses of the Company and/or the Filing Persons, as appropriate.  All references to page numbers below refer to the pages of the marked versions of each of the Amended Proxy Statement and Amended Schedule 13E-3, as applicable.

Abby Adams

January 19, 2006

Schedule 13E-3

1.                                      Please revise the last paragraph of the Introduction to remove the disclaimer regarding information disclosed in the filing.  Each filing person is responsible for the adequacy and accuracy of the information in the filing.

The Filing Persons have revised such paragraph in the Amended Schedule 13E-3 in response to the Staff’s comment.

2.                                      Revise the Schedule to file the sale agreement between Angostura and V&S, the assignment agreement between V&S and Absolut, and the letter agreement between Angostura and the executive officers related to the $9 million payment as exhibits to the Schedule 13E-3.  See Item 1016(d) of the Regulation M-A.

The Filing Persons supplementally advise the Staff that they do not believe that the stock sale and purchase agreement between Angostura and V&S (the “Purchase Agreement”), the subsequent assignment agreement between V&S and Absolut (the “Assignment Agreement”), or the letter agreement between Angostura and the executive officers related to the $9 million payment (the “Angostura Letter Agreement”) are required to be filed as exhibits to the Amended Schedule 13E-3 pursuant to Item 1016(d) of Regulation M-A because such agreements preceded, and are not related to, the current going private transaction.  Item 1016(d) cross-refers, in relevant part, to Item 1005(e), which relates to “Agreements involving the subject company’s securities.”  The Purchase Agreement and the Assignment Agreement relate to the stock purchase transaction that closed on September 26, 2005 which resulted in V&S and Absolut becoming affiliates of Cruzan.  These agreements have been completed, and are not part of the current going private transaction.  The Filing Persons supplementally advise the Staff that the Purchase Agreement was included as Exhibit 1 to the Schedule 13D filed by Absolut on June 10, 2005.

Similarly, as described in the Amended Proxy Statement, the Angostura Letter Agreement was entered into simultaneously with the entry by Angostura and V&S of the Purchase Agreement, and the final condition to the completion of the Angostura Letter Agreement (i.e., the closing of the Purchase Agreement) has been met.  As a result, payment of the $9 million by Angostura to the Cruzan managers is currently due and payable, and is not, in any way, conditioned upon the going private transaction.  As a result, the Filing Persons do not believe that the Angostura Letter Agreement is required to be filed as an exhibit to the Amended Schedule 13E-3 pursuant to Item 1005(e)(or Item 1016(d)).  In addition, the Filing Persons supplementally advise the Staff that references to the Angostura Letter Agreement in the sections “Summary – Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger” and “SPECIAL FACTORS – Interests of Executive Officers, Members of the Special Committee and Members of the Board of Directors in the Merger” have been removed because the Angostura Letter Agreement is not related to the merger.

The Filing Persons supplementally advise the Staff that Cruzan disclosed the Angostura Letter Agreement in a Form 8-K filed on June 8, 2005 and filed a copy of the Angostura Letter Agreement as an exhibit to its 2005 Form 10-K on January 11, 2006 pursuant to Cruzan’s interpretation of the instructions to Item 1.01 of Form 8-K and the exhibit requirements of Form 10-K, specifically the requirement under Item 601(b)(10)(iii)(A) that Cruzan file as a “material contract” any bonus contract or arrangement in which a named executive officer participated.  As the Angostura Letter Agreement states (and as Cruzan has previously disclosed and as the Amended Proxy Statement currently discloses), Cruzan is not a party to the Angostura Letter Agreement and is not contractually liable to pay the $9 million to the Cruzan managers.  The Angostura Letter Agreement specifically states that only Angostura, Cruzan’s former controlling shareholder, is liable to the Cruzan managers.  Nevertheless, Cruzan’s independent auditors advised Cruzan that Staff Accounting Bulletin 107, relating to accounting for expenses or liabilities paid by principal stockholder(s), requires that this payment be treated as a Cruzan expense on Cruzan’s statement of operations and as a contribution to Cruzan’s paid-in capital on Cruzan’s balance sheet, and Cruzan has complied with this treatment in its recently filed financial statements.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Summary of the Proxy Statement, page 1

3.                                      We note that Cruzan has included a fairness determination by its “prior board of directors.”  Please provide us your analysis regarding how this approach satisfies the Company’s obligation to provide a fairness determination to unaffiliated security holders as well as the remaining disclosure required by Schedule 13E-3, in particular, in response to Items 7, 8 and 9 of Schedule 13E-3.  It appears that the current board may also be required to provide this information.

The Company has removed references in the Amended Proxy Statement to the “prior board of directors.”  The Filing Persons supplementally advise the Staff that the current board provides a fairness determination, and the other disclosure required by Schedule 13E-3, in the Amended Proxy Statement.

4.                                      We note that the majority shareholder sold 63.6% of Cruzan’s common stock to V&S, which subsequently assigned its right to purchase those shares to its subsidiary, Absolut, and that the purchase was completed on September 26, 2005.  We also note the prior existing relationships between V&S and Cruzan with respect to the distribution agreement.  Finally, we note from page 3, that “[c]ertain of [your] executive officers are expected to receive special payments in the aggregate amount of $9 million from [your] former controlling stockholder … in connection with the sale of Angostura’s controlling stake in [Cruzan] to Absolut.”  Please provide us a copy of the letter agreement on a supplemental basis and, to the extent the information is not contained in the letter agreement, please explain the purpose of the payments, to whom they were made, and in return for what services.  In addition, please provide us your analysis regarding whether the V&S and Absolut were affiliates of Cruzan prior to the sale of the 63.6% interest.

Angostura Letter Agreement

As described in response to Comment 2 above, the Angostura Letter Agreement between Angostura and Cruzan’s executive officers was filed as an exhibit to the Form 10-K filed by Cruzan on January 11, 2006.  As of the date of this letter, Angostura has not paid the amounts currently due thereunder to the Cruzan executive officers.  As the Angostura Letter Agreement states, Angostura elected to award these payments to Cruzan’s executive officers in recognition of the role played by Cruzan’s senior management in increasing the value of Cruzan over the period of time that Angostura held its investment.  The Filing Persons supplementally advise the Staff that when Angostura originally invested in Cruzan in 1999, Cruzan’s common stock was trading at $9.00.  Ultimately, Angostura acquired Cruzan stock with a cost basis of $45.8 million, purchased at various prices between $5.625 and $14.00 between 1999 and 2004.  The Purchase Agreement with V&S contained a per share purchase price of $28.37, with a total selling price of $121.8 million, which represented an approximately $76 million gain on Angostura’s investment in Cruzan.

Prior Affiliation Analysis

The Filing Persons supplementally advise the Staff that neither V&S nor Absolut was an “affiliate” of Cruzan prior to the purchase of Angostura’s 63.6% interest in Cruzan.  For purposes of Schedule 13E-3 and going private transactions, Rule 13e-3 under the Exchange Act defines an “affiliate” as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with [the subject company].”  Prior to Absolut becoming Cruzan’s controlling stockholder, the relationship between Absolut/V&S and Cruzan was confined to an arm’s length commercial relationship embodied in a distribution agreement entered into on October 10, 2003.  Pursuant to the terms of the distribution agreement, V&S acts as the exclusive distributor for Cruzan in Denmark, Finland, Norway, Sweden, Estonia, Poland, Czech Republic, Slovakia, Canada and all global duty free and travel retail markets other than those located in the U.S., Caribbean, Bermuda, Philippines and Israel.  The distribution agreement can be terminated by either Cruzan or V&S at any time by giving at least 12 months prior notice.  In 2005, Cruzan sales revenue derived through the distribution agreement with V&S accounted for less than 0.8% of Cruzan’s total sales revenue.  There are no contractual provisions in the distribution agreement that give either V&S or Cruzan any operational control over the other party.  Although Angostura was an “affiliate” of Cruzan prior to the sale of its interest to Absolut, the sale of Angostura’s controlling stake in Cruzan to V&S/Absolut was conducted at arm’s length, as there was no pre-existing relationship (either control, commercial, or otherwise) between Angostura and V&S/Absolut.  As a result, V&S/Absolut did not become affiliated with Cruzan until September 26, 2005 when Absolut completed the purchase of Angostura’s Cruzan stock.

Special Factors, page 15

Background of the Merger, page 15

5.                                      Each presentation, discussion or report by the financial advisor during the course of the meetings you describe must be summarized in considerable detail and filed as exhibits pursuant to Item 9 of Schedule 13E-3.  This applies to oral and written reports, as well as preliminary and final reports.  Revise to summarize each report prepared by Houlihan Lokey and file each report as an exhibit to the Schedule 13E-3.  For example, we note from page 17 that Houlihan provided a report to the special committee on August 16, 2005.  Also, on pages 19 and 23 you disclose that Houlihan made presentations to and provided opinions to the special committee on August 31, September 27, September 29, and November 29, 2005.

The Filing Persons supplementally advise the Staff that, notwithstanding the use of the words “report” and “opinion” in connection with references to Houlihan Lokey in the “Background of the Merger” section of the Proxy Statement, the only “reports,” “opinions” or “appraisals” provided by Houlihan Lokey to the special committee which meet the requirements of Item 1015 of Regulation M-A were (i) the report issued by Houlihan Lokey on September 28, (ii) the fairness opinion rendered on September 29, and (iii) the November 29 update to Houlihan Lokey’s September 28 report.  The Filing Persons believe that each of these documents is adequately summarized in the Proxy Statement, but have revised the “Background of the Merger” section to include additional cross-references to the sections of the Amended Proxy Statement where such summaries may be found.  Houlihan Lokey’s September 28, 2005 report to the special committee of Cruzan, and its November 29, 2005 update to such report have also been added to the Amended Proxy Statement as Annex C and D, respectively.

Reasons for the Merger, page 20

6.                                      As there are several parties filing the Schedule 13E-3, which incorporates disclosure from this document, and as the board of directors has recently changed, please revise the reference to “we” to clarify which party is providing the disclosure in this section.  Also, note that each filing person on the Schedule 13E-3 must provide all disclosure provided by the form, including Items 7, 8, and 9.  Please expand this section and other relevant portions of the document to discuss in detail each filing persons’ purpose for engaging in the transaction and the reasons for undertaking the transaction now as opposed to other times in Cruzan’s operating history.  In addition, revise relevant portions of the document to separately state the effects of the transaction on the unaffiliated security holders and on Cruzan and each affiliate as required by Item 1013(d) of Regulation M-A.  Include a description of the benefits and detriments as required by Instruction 2 of Item 1013 of Regulation M-A.  Consider Instruction 1 to Item 1013 of Regulation M-A in drafting your disclosure.

The Filing Persons have revised the disclosure throughout the “SPECIAL FACTORS” section of the Amended Proxy Statement in accordance with the Staff’s comment.

Recommendation of the Special Committee and the Prior Board of Directors, page 22

7.                                      The fairness determination disclosed here is provided with respect to “stockholders other than Absolut and its affiliates.”  It appears that this fairness determination may include some affiliates of Cruzan.  Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to the unaffiliated security holders only, and an analysis of the material factors upon which each filing person relied in reaching such a conclusion.  See Item 8 to Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981).  Please revise to include each filing person’s consideration of each of the factors listed in Instruction 2 to Item 1014 of the Regulation M-A.  If a filing person relied on the analysis of another, such as the former board, the special committee, or the financial advisor, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation.

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.  As disclosed in the Amended Proxy Statement, notwithstanding the scope of the fairness determinations reached by the special committee and the Cruzan board of directors on September 29, 2005, or the scope of the wording in Houlihan Lokey’s fairness opinion, both the special committee and the board of directors were able to determine, and have disclosed such determinations, that the merger is fair to the unaffiliated stockholders alone.

8.                                      Please revise fairness determination provided in the document to clarify how each filing person reached its procedural fairness determination despite the absence of the procedural safeguards discussed in Item 1014 of Regulation M-A.  See Q&A No. 21 of Exchange Act Release No. 17719 (April 13, 1981).

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

Opinion of Houlihan Lokey, page 23

9.                                      Revise the bold paragraph on page 23 to eliminate the disclaimer that the “summary of the fairness opinion set forth below is qualified in its entirety to the full text of the opinion.”  Eliminate all similar disclaimers throughout the document, such as on page 34, in the section entitled “Appraisal Rights of Cruzan Stockholders,” and on page 44, in the section entitled “The Merger Agreement.”

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

10.                               Revise an appropriate section of the document to clarify the method used by the Special Committee to choose Houlihan Lokey as its financial advisor as required by Item 1015(b)(3) of Regulation M-A.

The Filing Persons have revised the “Background of the Merger” section of the Amended Proxy Statement in response to the Staff’s comment.

11.                               We note that Houlihan Lokey uses the term “minority stockholders” in rendering its opinion.  Confirm, if true, that Houlihan Lokey’s opinion addresses the unaffiliated security holders only, or revise the parties’ fairness determinations to discuss what consideration they gave to this fact that the opinion does not exclusively address the fairness to unaffiliated security holders.  See Item 1014(a) of Regulation M-A.

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.  See also the Filing Persons’ response to Comment No. 7 above.

12.                               Disclose the comparable transactions considered by Houlihan Lokey in its analysis.  Further clarify how Houlihan Lokey selected the transactions and the criteria used in its section.  Disclose whether any transactions meeting these criteria were excluded from the analysis and if so, why.

The Filing Persons have revised the Amended Proxy Statement with additional information provided by Houlihan Lokey which responds to the Staff’s comment.  The Filing Persons have confirmed with Houlihan Lokey that none of the transactions listed in the revised disclosure were excluded from its analysis.

The Position of Absolut and V&S as to the Fairness of the Merger to the Unaffiliated Stockholders, page 29

13.                               Please revise the first sentence of this section to remove the reference to “potential interpretation” and that these parties “may be deemed to be affiliates of Cruzan.”

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

14.                               Revise to provide a fairness opinion with respect to each filing person, including Cruzan Acquisition, Inc.

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

15.                               Please note that a filing person cannot insulate itself from liability by relying upon another’s analyses which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3.  See Item 1014(b) of Regulation M-A and Q&A Nos. 5 and 21 of Exchange Act Release No. 17719.  As the special committee has not addressed each of the factors listed in Instruction 2 of Item 1014 of Regulation M-A or each of the procedural factors in Item 1014, please revise this discussion accordingly.

The Filing Persons have revised the “Recommendation of the Special Committee and the Board of Directors” section of the Amended Proxy Statement in response to the Staff’s comment to address the factors listed in Instruction 2 to Item 1014 of Regulation M-A.

Certain Financial Projections, page 29

16.                               Please revise this section and its heading to clarify that you have disclosed all material projections provided by Cruzan to the financial advisor, V&S or any third party or revise this section accordingly.  Also confirm that you have disclosed all material assumptions underlying each set of projections or revise to do so.

The Filing Persons have revised the heading of this section to remove the word “Certain”, and the Filing Persons confirm that all material assumptions underlying the projections have been disclosed.

17.                                 Refer to the second bold paragraph on page 30.  Please revise this paragraph to eliminate the inappropriate disclaimers.  If the projections included in the document are no longer valid, then revise the document to clarify this fact.  While we do not object to the use of qualifying language with respect to the projections, we believe that disclaimers of responsibility that in any way state or imply that investors are not entitled to rely upon statements made in the proxy statement are unacceptable.  In addition, revise this section to clarify your duty to update the Schedule 13E-3 and disseminate notice of any material change in the information previously disclosed, as required by Rules 13e-3(d)(2) and (f)(1)(iii).

The Filing Persons have revised this paragraph to remove the disclaimer and to clarify the Filing Persons’ duty under the going private rules to update the disclosure in the Schedule 13E-3.

Material U.S. Federal Income Tax Consequences of the Merger, page 33

18.                               Please eliminate the statement appearing in the last paragraph that the discussion is included “for general information” only.  We believe this statement may suggest that security holders may not rely on the description of material tax consequences included in the offering document.

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

The Merger Agreement, page 44

19.                               Revise the second paragraph of this section to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

The Filing Persons have revised the Amended Proxy Statement in response to the Staff’s comment.

Information Concerning Cruzan Common Stock Transactions, page 59

20.                               Refer to the disclosure regarding Cruzan’s rights offering and the executives that participated in the rights offering.  We note the disclosure on page (iv) and elsewhere in the registration statement on Form S-2 of the purpose of the rights offering, etc.  We also note that the subscription price was set on May 20, 2005 at $13.91 per share, the registration statement with respect to the rights offering was declared effective May 23, 2005, and the rights offering concluded on June 21, 2005.  On June 3, 2005 Cruzan issued a press release announcing the execution of the stock purchase agreement and on that same date, V&S announced that it “intended to offer the minority stockholders in Cruzan equitable treatment” with respect to the $28.37 per share price to be paid to the majority shareholder.  The press release was filed with a Form 8-K dated June 2, 2005.  Please revise the background section of this document to provide more detail regarding the events that occurred “Between May 5, 2005 and June 1, 2005” and provide us your analysis regarding the accuracy and appropriateness of the disclosure in prospectus related to the rights offering.  It also appears that you should revise the summary term sheet on page 3 and other related sections of the document to highlight the additional consideration the executives will receive as a result of their participation in the rights offering.

With respect to the Staff’s comment, the Filing Persons supplementally advise the Staff as follows:

The Rights Offering Prospectus Disclosure Was Accurate

Cruzan was contractually obligated to launch the rights offering pursuant to a private placement of stock to Angostura in June 2004.  The purpose of the rights offering was to allow Cruzan’s minority stockholders the opportunity to maintain the percentage ownership that they had prior to Angostura’s June 2004 investment.  Cruzan filed its registration statement for the rights offering on August 30, 2004, but its registration statement was subject to a substantial review by the Staff.  As a result of this Staff review, Cruzan was not able to launch its rights offering until May 23, 2005, and, pursuant to the terms of the June 2004 Angostura private placement, the pricing of the rights offering was based on the closing market price on May 20, 2005.  The record date for establishing both the stockholders eligible to participate in the rights offering and the number of basic subscription rights issuable to each such stockholder in the rights offering, was May 20, 2005.  Despite the fact that negotiations between V&S and Angostura were taking place during the time period that the rights offering prospectus was being finalized, Cruzan was not aware of these negotiations.  With the exception of Michael E. Carballo, one of Angostura’s two board designees on the Cruzan board of directors, Cruzan’s directors and executive officers did not learn of V&S’s intentions to purchase Angostura’s controlling stake in Cruzan until Messrs. Valdes, Maltby and

Shashoua were informed by V&S representatives in Geneva on June 2, 2005 (12 days after the record date for the rights offering and 9 days after the rights offering prospectus was distributed).  As a result, Cruzan believes that its rights offering prospectus accurately reflected both the reasons for and purposes of the rights offering.  On June 3, 2005, Cruzan announced by press release both the Purchase Agreement and V&S’s stated intention to seek a business combination that would treat the minority stockholders equitably.  This information was incorporated by reference into the rights offering prospectus through a Form 8-K filing made by Cruzan on June 8, 2005.

Additions to “Background” Disclosure

In response to the Staff’s comment, the Filing Persons have revised the Amended Proxy Statement to clarify that Cruzan was unaware during the relevant time period that V&S was negotiating with Angostura for the purchase of its Cruzan stock, or that V&S would subsequently decide to announce its intention to seek a business combination with Cruzan.  The Filing Persons do not believe that specific disclosure about the rights offering transaction is either required or appropriate in the “Background of the Merger” section because the rights offering transaction was unrelated to the merger.  In addition, the fact that Cruzan affiliates (i.e., its executive officers and directors) participated in the rights offering does not necessitate disclosure pursuant to Item 1005(a)(2) of Regulation M-A because none of such subscription transactions exceeded $60,000 in value.

Cruzan Management’s Participation in the Rights Offering

The Filing Persons do not believe that the Cruzan executive officers’ and directors’ participation in the rights offering equates to additional merger consideration that is required to be disclosed pursuant to Regulation M-A.  The Cruzan rights offering was open to all Cruzan stockholders (except Angostura), and did not give any preference to Cruzan’s executive officers and directors.  The number of basic subscription rights issuable to Cruzan stockholders depended on the number of Cruzan common shares held by each Cruzan stockholder on May 20, 2005.  As discussed above, the Cruzan executive officers and directors were not aware of the fact that V&S was negotiating with Angostura in advance of the launch of the rights offering.  The Filing Persons supplementally advise the Staff that none of the Cruzan executive officers or directors purchased any additional shares of Cruzan common stock during the period that negotiations were ongoing between V&S and Angostura and prior to the record date for the rights offering.  See the disclosure included in “Information Concerning Cruzan Common Stock Transactions — Common Stock Purchases” in the Proxy Statement.  All Cruzan stockholders were given both a basic subscription right to purchase their proportionate share of the 408,787 shares offered in the rights offering and an oversubscription right to purchase a proportionate share of any shares remaining unpurchased from the 408,787 after the basic subscription was completed.  All stockholders, including Cruzan’s executive officers and directors, had until June 21, 2005 to exercise their subscription rights.  Only a de minimis number of shares was available for the oversubscription due to the level of participation by Cruzan stockholders in the basic subscription.

FAIRNESS OPINION, ANNEX B

21.                               We note the limitation on reliance by shareholders in the third paragraph on page B-3, which states that the opinion “is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used and may not be used, for any other purpose, without [Houlihan’s] express, prior written consent.”  Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Also, please clarify whether Houlihan Lokey has consented to the use of its opinion in your document.

The Filing Persons believe that the “limitation on reliance” language in the fairness opinion is appropriate and standard, and, in response to the Staff’s comment, the Filing Persons have made certain changes to the second paragraph under “Opinion of Houlihan Lokey” which may have been inconsistent with such language in the fairness opinion.  The Filing Persons confirm that Houlihan Lokey has consented to the use of its opinion in the Proxy Statement, and a statement to that effect will also be added to the end of the revised second paragraph under “Opinion of Houlihan Lokey” in the Amended Proxy Statement.

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Cruzan intends to file and release definitive proxy materials to Cruzan’s stockholders as soon as the Staff indicates that it has no further comments on the Amended Proxy Statement and the Amended Schedule 13E-3.  Therefore, please contact the undersigned directly at 561-650-0709 with any questions regarding this filing.

Sincerely,

/s/ Howard Burnston

Howard Burnston